Exhibit (a)(5)(iv)

One Amgen Center Drive Thousand Oaks, CA 91320-1799 Telephone (805) 447-1000 Fax (805) 499-3507 www.Amgen.com

News Release

AMGEN ANNOUNCES PRELIMINARY RESULTS OF ITS

TENDER OFFER

THOUSAND OAKS, Calif. (Dec. 8, 2011) – Amgen (NASDAQ:AMGN) today announced the preliminary results of its modified Dutch auction tender offer, which expired at 12:00 midnight, New York City time, on Wednesday, Dec. 7, 2011.

Based on the preliminary count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, a total of 98,062,630 shares of Amgen’s common stock were properly tendered and not properly withdrawn at or below the purchase price of $60.00 per share, including 30,827,827 shares that were tendered through notice of guaranteed delivery. Amgen has been informed by the depositary that the preliminary proration factor for the tender offer is approximately 85 percent.

In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the depositary, Amgen expects to acquire approximately 83.3 million shares of its common stock at a price of $60.00 per share, for an aggregate cost of approximately $5 billion, excluding fees and expenses relating to the tender offer. These shares represent approximately 9.5 percent of the shares outstanding.

The number of shares to be purchased and the purchase price are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the three trading day settlement period. The final number of shares to be purchased and the final purchase price will be announced following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payment for the shares accepted for purchase under the tender offer, and return of all other shares tendered and not purchased, will occur promptly thereafter.

BofA Merrill Lynch and Credit Suisse acted as dealer managers for the tender offer. Stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Georgeson Inc. toll-free at (877)278-9672.

Forward-Looking Statements

This news release contains forward-looking statements that involve significant risks and uncertainties, including those discussed below and others that can be found in our Form 10-K for the year ended Dec. 31, 2010, and in our periodic reports on Form 10-Q and Form 8-K. Amgen is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

No forward-looking statement can be guaranteed and actual results may differ materially from those we project. The Company’s results may be affected by our ability to successfully market both new and existing products domestically and internationally, clinical and regulatory developments (domestic or foreign) involving current and future products, sales growth of recently launched products, competition from other products (domestic or foreign) and difficulties or delays in manufacturing our products. In addition, sales of our products are affected by reimbursement policies imposed by third-party payers, including governments, private insurance plans and managed care providers and may be affected by regulatory, clinical and guideline developments and domestic and international trends toward managed care and health care cost containment as well as U.S. legislation affecting pharmaceutical pricing and reimbursement. Government and others’ regulations and reimbursement policies may affect the development, usage and pricing of our products. Furthermore, our research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. We, or others, could identify safety, side effects or manufacturing problems with our products after they are on the market. Our business may be impacted by government investigations, litigation and product liability claims. Further, while we routinely obtain patents for our products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors. We depend on third parties for a significant portion of our manufacturing capacity for the supply of certain of our current and future products and limits on supply may constrain sales of certain of our current products and product candidate development. In addition, we compete with other companies with respect to some of our marketed products as well as for the discovery and development of new products. Discovery or identification of new product candidates cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. Further, some raw materials, medical devices and component parts for our products are supplied by sole third-party suppliers. Our business performance could affect or limit the ability of our Board of Directors to declare a dividend or our ability to pay a dividend or repurchase our common stock.

About Amgen

Amgen discovers, develops, manufactures and delivers innovative human therapeutics. A biotechnology pioneer since 1980, Amgen was one of the first companies to realize the new science’s promise by bringing safe and effective medicines from lab, to manufacturing plant, to patient. Amgen therapeutics have changed the practice of medicine, helping millions of people around the world in the fight against cancer, kidney disease, rheumatoid arthritis, bone disease and other serious illnesses. With a deep and broad pipeline of potential new medicines, Amgen remains committed to advancing science to dramatically improve people’s lives.

CONTACT: Amgen, Thousand Oaks

Christine Regan, 805-447-5476 (media)

Arvind Sood, 805-447-1060 (investors)